August 15, 2018

Howard Marks
Chief Executive Officer
StartEngine Crowdfunding, Inc.
750 N San Vicente Blvd.
Suite 800 West
West Hollywood, CA 90069

       Re: StartEngine Crowdfunding, Inc.
           Offering Statement on Form 1-A
           Filed June 29, 2018
           File No. 024-10862

Dear Mr. Marks:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed June 29, 2018

Cover Page

1.    Please revise the cover page to disclose:
        The minimum investment amounts for the Common Tokens and Preferred Tokens, as referenced on page 14;
        That the maximum offering dollar amount will be raised through the sale of shares of
         Common Tokens or the shares of Series Token Preferred Stock or any combination thereof;
        That the offering shall commence within two days of the offering statement being qualified. Refer to Rule 251(d)(3)(F) of Regulation A;
        That you will accept BTC or ETH as consideration for the Tokens; and Howard Marks
FirstName LastNameHoward Marks
StartEngine Crowdfunding, Inc.
Comapany NameStartEngine Crowdfunding, Inc.
August 15, 2018
August 15, 2018 Page 2
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             That investors who tender BTC or ETH in exchange for Tokens may receive fewer tokens than expected as a result of any volatility between the time of receipt of such consideration and application of the conversion formula. In this regard, we note your disclosure in the penultimate risk factor on page 11.
The Offering, page 5

2. With respect to the delivery of the Tokens, please disclose that an investor will be required to obtain a compatible crypto-wallet, such as MyEtherWallet, Mist, Parity or
         imToken to receive the Tokens, as indicated on page 15.
Risk Factors
We are seeking registration as a broker-dealer..., page 7

3. Your website states that you are also in discussions with tZero and other broker-dealers to offer the StartEngine token on their ATS platforms. Please revise to disclose this information, either here or elsewhere in your offering statement.
If the company cannot raise sufficient funds it will not succeed..., page 9

4. Please revise to clarify that you have no committed sources of financing, as disclosed at the bottom of page 16.
5. We note your disclosure that "[i]f the company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding
.. . ." (emphasis
         added). Please reconcile this disclosure with your statement on the cover page and elsewhere that there is no minimum offering amount. Also please clarify here or in a separate risk factor that because this is a best efforts offering with no minimum, any investment in the stock is potentially the only investment in the stock, which could leave the company without adequate capital to pursue its business plan. Holders of our Preferred Stock are entitled to potentially significant liquidation preferences..., page 10

6. Please revise to include the liquidation preferences among the Series Seed Preferred
         Stock, the Series A Preferred Stock and the Series Token Preferred
Stock.
The definitive ownership of the ownership will be recorded..., page 10

7. Please expand your disclosure to inform investors of StartEngine Secure's limited experience in providing transfer agent services for digital assets. The further development and acceptance of digital assets..., page 11

8. Please revise your disclosure in this section to specifically discuss any unfavorable regulatory actions in jurisdictions where you plan to do business. Howard Marks
FirstName LastNameHoward Marks
StartEngine Crowdfunding, Inc.
Comapany NameStartEngine Crowdfunding, Inc.
August 15, 2018
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In the event the smart contract does not work as anticipated..., page 12

9. Please expand this risk factor to disclose that currently known vulnerabilities of smart contracts may cause transactions on the blockchain to be executed not pursuant to the agreed upon terms with the Token holder, and that the Token holder may have no mechanism to stop or unwind the transaction.
Plan of Distribution, page 14

10. Please disclose how the company will accept BTC and ETH as payment and the custodial practices for the payments that you will receive. In this regard, it is unclear whether you intend to use a digital wallet provider or hold it internally. If you will hold the digital assets in hot wallets, describe where those wallets will be located and who will have access to them. Please also identify who will have the authority to release the proceeds from the wallet. In addition, please add a risk factor to specifically address the vulnerabilities and risks of accepting and holding BTC and ETH in such manner.
11. We note your disclosure that you are initially offering your securities in all states other than Florida and Nebraska. However, this appears inconsistent with
Item 5 of Part I of
         your Form 1-A, where you list the jurisdictions in which the securities are to be offered, including such states. Please reconcile.
Process of Subscribing, page 14

12. Please revise to discuss in greater detail the AML and OFAC due diligence procedures, as referenced in this section.
13. We note your disclosure at the bottom of page 14 that StartEngine Secure will "store the shareholder records using StartEngine LDGR on the blockchain." Please revise to describe the nature of such blockchain in greater detail (e.g., private or public blockchain, etc.).
Determination of number of Tokens Issued For BTC and ETH, page 15

14. Please revise to explain in greater detail the mechanics of how payments in BTC and ETH are calculated in terms of the exchange rate being used and provide illustrative examples, as appropriate. Please also describe the "recognized" currency exchanges that Prime Trust will use to determine the daily BTC and ETH exchange rates.
15. You disclose that when the company accepts BTC or ETH as payment, you anticipate holding an investor's payment in its original form for less than a day. Please clarify the extent to which such time frame would limit an investor's ability to receive a return of his or her investment in its original form.
Investors' Tender of Funds, page 15
 Howard Marks
FirstName LastNameHoward Marks
StartEngine Crowdfunding, Inc.
Comapany NameStartEngine Crowdfunding, Inc.
August 15, 2018
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16. We note your statement that tendered funds will only be returned to investors in the event that you decide to terminate the offering. Please confirm that investors will be able to request that the funds be returned to them while they are being held in escrow.
17. We note your disclosure that for "payments in BTC or ETH, the closing will take place, if practicable, within 24 hours of the remittance of funds." Please also disclose the time period for the closing with respect to payments other than in BTC or ETH.
18. Please file your escrow agreement as an exhibit to your Offering Statement. Please see
         Item 17(8) of Part III of Form 1-A.
19. Please revise to explain how an investor will know if his/her money is being held in escrow. In addition, we note your disclosure on the cover page that you expect closings to be held at least monthly, but since you also state that you will hold closings whenever you determine to accept funds, please revise to explain how investors will know when they should expect to receive their shares.
20. We note your disclosure that a closing will occur each time you determine to accept funds. Please revise to clarify whether by "funds" you mean the receipt of the BTC/ETH or the receipt of the cash upon exchange of the BTC/ETH by PrimeTrust. Please also confirm that purchases using BTC/ETH will also go through the escrow process and be subject to rolling closings.
Issuance of Tokens, page 15

21. Please file the form of the smart contract or a written summary of such contract as an exhibit to the offering statement pursuant to Item 17 of Form 1-A. Ensure that all of the material terms of the Tokens, as embedded within the smart contract, are described in the offering statement. To the extent that you have not developed your Token, please tell us when you will do so.
22. In light of recent reports that at least two of the wallet providers that you identify on page
         15 have experienced a cybersecurity breach (i.e., MyEtherWallet and EtherDelta), please add a risk factor disclosing the risks associated with the specific wallet providers that you reference.
Additional Perks, page 16

23. We note your disclosure that investors who invest at least $1,000 will receive a "10%
         discount on investments on StartEngine during the first 24 hours of a Regulation CF offering." Please revise to clarify how such discount will be calculated. Also please disclose an estimate of the value of the invitation to the annual StartEngine owners'
         event. In this regard, we note the related information appearing on your website at
         https://www.startengine.com/own.
Regulation, page 21
 Howard Marks
FirstName LastNameHoward Marks
StartEngine Crowdfunding, Inc.
Comapany NameStartEngine Crowdfunding, Inc.
August 15, 2018
August 15, 2018 Page 5
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24. If applicable, please disclose whether you intend to register as a money transmitter or money transfer service provider, and how you intend to comply with the related state and federal regulations.
Regulation S, page 24

25. Please discuss any steps you have taken to comply with the securities laws in foreign jurisdictions. In this regard, we note your disclosure in the second risk factor on page 8, which suggests that you have structured your offering to comply with certain foreign laws. Also please expand your disclosure to briefly describe the resale restrictions contained in Regulation S.
Intellectual Property, page 24

26. If material, please include a risk factor addressing your ability to protect your intellectual property rights.
Securities Being Offered, page 33

27. Please provide a materially complete discussion of how the Tokens will interact with the
         Ethereum network. As part of your response, please provide the following disclosure:

             Risk factors regarding your reliance on another blockchain network. For example, disclose the risks and consequences to the company if the Ethereum network ceases to function, slows down in functionality, or forks;

             A description of the content of the Ethereum-based smart contracts underlying the
             Tokens, and clarifying the whether the smart contract is subject to change and, if so, by whom. Considering the vulnerability of current smart contracts, please disclose what systems and processes (if any) have been developed to prevent errors and troubleshoot the functionality of the Tokens;

             To the extent that there is an inherent limit in the total number of Tokens that you can create, please explain how that feature works and how it is enforced;

             Disclose whether a single Token may be divided into fractions of a Token, as well as any limits on their division, or if only whole Tokens may be transferred or accepted;

             Discuss the limits on the transfer of the Tokens, if any;

             Explain how you intend to provide updates on the number of Tokens you have sold throughout the offering period, and the amount of proceeds raised; and
 Howard Marks
FirstName LastNameHoward Marks
StartEngine Crowdfunding, Inc.
Comapany NameStartEngine Crowdfunding, Inc.
August 15, 2018
August 15, 2018 Page 6
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             Disclose what rights, if any, the Token holders have to recoup their losses in the event that any errors occur or hidden terms, previously not disclosed to the investors, negatively impact the value of the Tokens.
28. Please clearly explain any differences in the rights of investors that hold your common stock in the form of electronic tokens from the rights of any other holders of common stock.
29. We note that your cover page defines the common stock and preferred stock offered as
         Common Tokens and Preferred Tokens. However, in this section and elsewhere throughout the prospectus, you refer to the securities offered as Common Stock and
         Preferred Stock. Please revise to be consistent in your use of defined terms.
30. Please tell us whether the smart contract you intend to deploy is currently under development. In this regard, we note your disclosure on pages 18 and 35, respectively, that you are "developing a service called StartEngine LDGR" and that the "Tokens will be launched . . . with a smart contract built by LDGR." Please note that since you are not eligible to conduct a delayed offering, all of the offering terms must be established and set forth in the offering statement prior to the time of qualification. Please revise your disclosure accordingly.
Preferred Stock, page 34

31. Please revise to clarify whether the preferred stockholders who purchase their shares in this offering will be required to grant a proxy to the company's CEO to vote their shares on all matters submitted to a shareholder vote, as with the purchasers of common stock in this offering.
32. On page 5, you state that up to 7,890,624 shares of preferred stock will be outstanding upon completion of the offering. According to Note 6 of the Notes to Financial
         Statements, the company has 7 million authorized shares of preferred stock. Please explain, if true, that you will need to amend your Certificate of Incorporation to provide for the designation and issuance of the Series Token Preferred Stock. Exhibits

33. We note your disclosure on page 14 that you have agreed to pay FundAmerica LLC, a technology service provider, a license fee of $2.50 per transaction processed. Please file this agreement as an exhibit to the offering circular or tell us why it is not material. Refer to Item 17(6) of Part III to Form 1-A.
General

34. Please define each acronym or otherwise abbreviated term the first time it is used (e.g.,
         "BTC" and "ETH").
 Howard Marks
StartEngine Crowdfunding, Inc.
August 15, 2018
Page 7
35. Please confirm your understanding that "testing the waters" materials may be used before the qualification of the offering statement, provided that all solicitation materials are preceded or accompanied by a preliminary offering circular or contain a notice informing potential investors where and how the most current preliminary offering circular can be obtained. In this regard, please revise your website to include the information required by
         Securities Act Rule 255(b)(4).
36. To better understand the offering process for the Tokens pursuant to this offering statement, please provide us with a diagram or a detailed explanation of the process, starting from the initial issuance of the digital securities to the recording of each trade in the distributed ledger, as well as the clearance and settlement process. Also please describe the role of each participant in the process.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact David Lin at (202) 551-3552 or Erin Purnell at (202) 551-3454 with any questions.



FirstName LastNameHoward Marks                                   Sincerely,
Comapany NameStartEngine Crowdfunding, Inc.
                                                                 Division of
Corporation Finance
August 15, 2018 Page 7                                           Office of
Financial Services
FirstName LastName